

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 12, 2008

Alexander Rodnyansky
Chief Executive Officer
CTC Media, Inc.
Pravda Street, 15a
125124 Moscow, Russia

> **Re:** **CTC Media, Inc.**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 000-52003**

Dear Mr. Rodnyansky:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director